Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

3rd January 2003

03 JAN 13 AM 12:58

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03003034

Dear Sirs

Hongkong Land Holdings Limited
Disclosure of Interests – Substantial Shareholder

We attach for your information a notification dated 3rd January 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

encl.

dlw 1/14

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Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Holding(s) in Company
Released	09:38 3 Jan 2003
Number	7517F

HONGKONG LAND HOLDINGS LIMITED ("HKLH")
DISCLOSURE OF INTERESTS - SUBSTANTIAL SHAREHOLDER

On 3rd January 2003, HKLH was notified that Credit Agricole Lazard Financial Products Bank ("CAL FP Bank") is interested in 94,222,960 ordinary shares of HKLH representing 4.11% of the issued ordinary share capital of HKLH.

The holding of CAL FP Bank was previously disclosed at 3.02% in March 2001.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

3rd January 2003

www.hkland.com

END

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